FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of October 2023

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Summary – Six months ended September 30, 2023.

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference in the prospectus that is part of Registration Statement on Form F-3 (Registration No. 333-273353) of the registrant and Nomura America Finance, LLC, filed with the Securities and Exchange Commission on July 20, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: October 27, 2023	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Financial Summary For the Six Months Ended September 30, 2023 (U.S. GAAP)

Date:	October 27, 2023
Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Nagoya (Overseas) New York, Singapore
Representative:	Kentaro Okuda President and Group CEO, Nomura Holdings, Inc.
For inquiries:	Junko Tago Managing Director, Head of Investor Relations, Nomura Holdings, Inc. Tel: (Country Code 81) 3-5255-1000 URL: https://www.nomura.com

1. Consolidated Operating Results

(1) Operating Results

	(Rounded to nearest million)
	(Millions of yen, except per share data)
	For the six months ended September 30
	2022		2023

		% Change from September 30, 2021		% Change from September 30, 2022
Total revenue	943,820	20.3%	1,906,053	102.0%
Net revenue	616,986	(8.2%)	716,673	16.2%
Income before income taxes	43,217	(55.4%)	103,045	138.4%
Net income attributable to Nomura Holdings, Inc. (“NHI”) shareholders	18,467	(64.3%)	58,563	217.1%
Comprehensive income	283,804	330.3%	186,810	(34.2%)
Basic-Net income attributable to NHI shareholders per share (Yen)	6.13		19.34
Diluted-Net income attributable to NHI shareholders per share (Yen)	5.91		18.62
Return on shareholders’ equity - annualized	1.2%		3.6%

Note: Return on shareholders’ equity is a ratio of Net income attributable to NHI shareholders to Total NHI shareholders’ equity.

(2) Financial Position

	(Millions of yen, except per share data)
	At March 31	At September 30
	2023	2023

Total assets	47,771,802	54,815,293
Total equity	3,224,142	3,372,248
Total NHI shareholders’ equity	3,148,567	3,291,440
Total NHI shareholders’ equity as a percentage of total assets	6.6%	6.0%
Total NHI shareholders’ equity per share (Yen)	1,048.24	1,092.03

2. Cash Dividends

	(Yen amounts)
	For the year ended March 31
	2023	2024	2024 (Plan)
Dividends per share
Dividends record dates
At June 30	—	—	—
At September 30	5.00	8.00	—
At December 31	—	—	—
At March 31	12.00	—	Unconfirmed
For the year	17.00	—	Unconfirmed

Note: Fiscal year 2024 Q4 dividend is not presented per reasons stated in “3. Earnings forecasts for the year ending March 31, 2024”.

3. Earnings Forecasts for the year ending March 31, 2024

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts.

Notes

(1) Changes in significant subsidiaries during the period: None

   (Changes in Specified Subsidiaries accompanying changes in scope of consolidation.)

(2) Adoption of the simplified and particular accounting treatments: None

(3) Changes in accounting policies

     a)  Changes in accounting policies due to amendments to the accounting standards: None

     b)  Changes in accounting policies due to other than a): None

(4) Number of shares issued (common stock)

	At March 31	At September 30
	2023	2023
Number of shares outstanding (including treasury stock)	3,233,562,601	3,163,562,601
Number of treasury stock	229,883,277	149,502,869

	For the six months ended September 30
	2022	2023
Average number of shares outstanding (year-to-date)	3,010,633,495	3,028,036,425

*This financial summary is not subject to certified public accountant’s or audit firm’s quarterly review.

Table of Contents for the Accompanying Materials

1. Qualitative Information of the Quarterly Consolidated Results	P. 2

(1) Consolidated Operating Results	P. 2
(2) Consolidated Financial Position	P. 4
(3) Consolidated Earnings Forecasts	P. 4

2. Quarterly Consolidated Financial Statements	P. 5

(1) Consolidated Balance Sheets	P. 6
(2) Consolidated Statements of Income	P. 8
(3) Consolidated Statements of Comprehensive Income	P. 9
(4) Note with respect to the Assumption as a Going Concern	P. 9
(5) Segment Information – Operating Segment	P.10
(6) Significant Changes in Equity	P.11

3. Supplementary Information	P.12

(1) Consolidated Statements of Income – Quarterly Comparatives	P.12
(2) Business Segment Information – Quarterly Comparatives	P.13
(3) Other	P.14

1.	Qualitative Information of the Quarterly Consolidated Results

(1)	Consolidated Operating Results

 U.S. GAAP

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2022 (A)	September 30, 2023 (B)
Net revenue	617.0	716.7	16.2
Non-interest expenses	573.8	613.6	6.9

Income (loss) before income taxes	43.2	103.0	138.4
Income tax expense	26.1	41.6	59.4

Net income (loss)	17.1	61.5	258.7

Less: Net income (loss) attributable to noncontrolling interests	(1.3)	2.9	—

Net income (loss) attributable to NHI shareholders	18.5	58.6	217.1

Return on shareholders’ equity - annualized	1.2%	3.6%	—

Note: Return on shareholders’ equity is a ratio of Net income (loss) attributable to NHI shareholders to Total NHI shareholders’ equity.

Nomura Holdings, Inc. and its consolidated entities (collectively, “Nomura”) reported net revenue of 716.7 billion yen for the six months ended September 30, 2023, an increase of 16.2% from the same period in the prior year. Non-interest expenses increased by 6.9% from the same period in the prior year to 613.6 billion yen. Income before income taxes was 103.0 billion yen and net income attributable to NHI shareholders was 58.6 billion yen for the six months ended September 30, 2023.

 Segment Information

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2022 (A)	September 30, 2023 (B)
Net revenue	621.7	718.3	15.5
Non-interest expenses	573.8	613.6	6.9

Income (loss) before income taxes	47.9	104.6	118.5

In the above segment information totals, which exclude a part of unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the six months ended September 30, 2023 was 718.3 billion yen, an increase of 15.5% from the same period in the prior year. Non-interest expenses increased by 6.9% from the same period in the prior year to 613.6 billion yen. Income before income taxes increased by 118.5% to 104.6 billion yen for the six months ended September 30, 2023. Please refer to page 10 for further details of the differences between U.S. GAAP and business segment amounts.

<Business Segment Results>

 Operating Results of Retail

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2022 (A)	September 30, 2023 (B)
Net revenue	143.9	191.0	32.7
Non-interest expenses	133.5	139.0	4.1

Income (loss) before income taxes	10.4	52.0	399.9

Net revenue increased by 32.7% from the same period in the prior year to 191.0 billion yen. Non-interest expenses increased by 4.1% to 139.0 billion yen. As a result, income before income taxes increased by 399.9% to 52.0 billion yen.

 Operating Results of Investment Management

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2022 (A)	September 30, 2023 (B)
Net revenue	33.8	71.6	112.3
Non-interest expenses	39.9	44.8	12.2

Income (loss) before income taxes	(6.2)	26.8	—

Net revenue increased by 112.3% from the same period in the prior year to 71.6 billion yen. Non-interest expenses increased by 12.2% to 44.8 billion yen. As a result, income before income taxes was 26.8 billion yen. Assets under management were 76.5 trillion yen as of September 30, 2023.

 Operating Results of Wholesale

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2022 (A)	September 30, 2023 (B)
Net revenue	404.5	394.9	(2.4)
Non-interest expenses	359.0	384.6	7.1

Income (loss) before income taxes	45.5	10.4	(77.2)

Net revenue decreased by 2.4% from the same period in the prior year to 394.9 billion yen. Non-interest expenses increased by 7.1% to 384.6 billion yen. As a result, income before income taxes decreased by 77.2% to 10.4 billion yen.

 Other Operating Results

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2022 (A)	September 30, 2023 (B)
Net revenue	39.5	60.7	53.5
Non-interest expenses	41.4	45.3	9.4

Income (loss) before income taxes	(1.8)	15.4	—

Net revenue was 60.7 billion yen. Income before income taxes was 15.4 billion yen.

(2) Consolidated Financial Position

Total assets as of September 30, 2023 were 54,815.3 billion yen, an increase of 7,043.5 billion yen compared to March 31, 2023, mainly due to an increase in Securities purchased under agreements to resell. Total liabilities as of September 30, 2023 were 51,443.0 billion yen, an increase of 6,895.4 billion yen compared to March 31, 2023, mainly due to the increase in Securities sold under agreements to repurchase. Total equity as of September 30, 2023 was 3,372.2 billion yen, an increase of 148.1 billion yen compared to March 31, 2023.

(3) Consolidated Earnings Forecasts

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings and dividend forecasts.

2.	Quarterly Consolidated Financial Statements

The quarterly consolidated financial information herein has been prepared in accordance with Nomura’s accounting policies which are disclosed in the notes to the consolidated financial statements of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 28, 2023) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 28, 2023) for the year ended March 31, 2023.

(1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2023	September 30, 2023	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	3,820,685	4,105,049	284,364
Time deposits	409,082	454,862	45,780
Deposits with stock exchanges and other segregated cash	291,480	316,895	25,415

Total cash and cash deposits	4,521,247	4,876,806	355,559

Loans and receivables:
Loans receivable	4,013,852	4,724,588	710,736
Receivables from customers	379,911	340,112	(39,799)
Receivables from other than customers	819,263	1,052,928	233,665
Allowance for credit losses	(5,832)	(5,781)	51

Total loans and receivables	5,207,194	6,111,847	904,653

Collateralized agreements:
Securities purchased under agreements to resell	13,834,460	16,973,371	3,138,911
Securities borrowed	4,283,039	4,796,490	513,451

Total collateralized agreements	18,117,499	21,769,861	3,652,362

Trading assets and private equity and debt investments:
Trading assets*	17,509,934	19,520,629	2,010,695
Private equity and debt investments*	99,399	111,212	11,813

Total trading assets and private equity and debt investments	17,609,333	19,631,841	2,022,508

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥459,954 million as of March 31, 2023 and ¥509,094 million as of September 30, 2023)	464,316	462,873	(1,443)
Non-trading debt securities*	337,361	390,620	53,259
Investments in equity securities*	97,660	106,422	8,762
Investments in and advances to affiliated companies*	402,485	450,360	47,875
Other	1,014,707	1,014,663	(44)

Total other assets	2,316,529	2,424,938	108,409

Total assets	47,771,802	54,815,293	7,043,491

*	Including securities pledged as collateral

Millions of yen
March 31, 2023	September 30, 2023	Increase/ (Decrease)
LIABILITIES AND EQUITY
Short-term borrowings	1,008,541	1,065,078	56,537
Payables and deposits:
Payables to customers	1,359,948	1,328,776	(31,172)
Payables to other than customers	1,799,585	2,560,594	761,009
Deposits received at banks	2,137,936	2,064,279	(73,657)

Total payables and deposits	5,297,469	5,953,649	656,180

Collateralized financing:
Securities sold under agreements to repurchase	14,217,966	18,591,260	4,373,294
Securities loaned	1,556,663	1,739,100	182,437
Other secured borrowings	334,319	291,383	(42,936)

Total collateralized financing	16,108,948	20,621,743	4,512,795

Trading liabilities	10,557,971	11,141,359	583,388
Other liabilities	1,175,521	1,219,158	43,637
Long-term borrowings	10,399,210	11,442,058	1,042,848

Total liabilities	44,547,660	51,443,045	6,895,385

Equity
NHI shareholders’ equity:
Common stock
Authorized	-	6,000,000,000 shares
Issued	-	3,233,562,601 shares as of March 31, 2023 and
3,163,562,601 shares as of September 30, 2023
Outstanding	-	3,003,679,324 shares as of March 31, 2023 and
3,014,059,732 shares as of September 30, 2023	594,493	594,493	—
Additional paid-in capital	707,189	690,842	(16,347)
Retained earnings	1,647,005	1,642,918	(4,087)
Accumulated other comprehensive income (loss)	318,454	442,562	124,108

Total NHI shareholders’ equity before treasury stock	3,267,141	3,370,815	103,674
Common stock held in treasury, at cost -
229,883,277 shares as of March 31, 2023 and
149,502,869 shares as of September 30, 2023	(118,574)	(79,375)	39,199

Total NHI shareholders’ equity	3,148,567	3,291,440	142,873

Noncontrolling interests	75,575	80,808	5,233

Total equity	3,224,142	3,372,248	148,106

Total liabilities and equity	47,771,802	54,815,293	7,043,491

(2) Consolidated Statements of Income

	Millions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2022(A)	September 30, 2023(B)
Revenue:
Commissions	138,583	171,692	23.9
Fees from investment banking	51,474	69,750	35.5
Asset management and portfolio service fees	137,288	148,473	8.1
Net gain on trading	302,823	232,176	(23.3)
Gain on private equity and debt investments	1,203	8,010	565.8
Interest and dividends	305,942	1,208,109	294.9
Gain (loss) on investments in equity securities	(3,265)	7,569	—
Other	9,772	60,274	516.8

Total revenue	943,820	1,906,053	102.0
Interest expense	326,834	1,189,380	263.9

Net revenue	616,986	716,673	16.2

Non-interest expenses:
Compensation and benefits	293,955	325,811	10.8
Commissions and floor brokerage	56,671	65,701	15.9
Information processing and communications	101,859	106,452	4.5
Occupancy and related depreciation	33,002	34,078	3.3
Business development expenses	10,052	11,540	14.8
Other	78,230	70,046	(10.5)

Total non-interest expenses	573,769	613,628	6.9

Income before income taxes	43,217	103,045	138.4
Income tax expense	26,081	41,578	59.4

Net income	17,136	61,467	258.7

Less: Net income (loss) attributable to noncontrolling interests	(1,331)	2,904	—

Net income attributable to NHI shareholders	18,467	58,563	217.1

Per share of common stock:

	Yen		% Change
Basic-
Net income attributable to NHI shareholders per share	6.13	19.34	215.5

Diluted-
Net income attributable to NHI shareholders per share	5.91	18.62	215.1

(3) Consolidated Statements of Comprehensive Income

	Millions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2022(A)	September 30, 2023(B)
Net income	17,136	61,467	258.7
Other comprehensive income (loss):
Cumulative translation adjustments:
Cumulative translation adjustments	213,044	174,096	(18.3)
Deferred income taxes	(574)	(1,293)	—

Total	212,470	172,803	(18.7)

Defined benefit pension plans:
Pension liability adjustment	1,713	993	(42.0)
Deferred income taxes	(341)	(224)	—

Total	1,372	769	(44.0)

Own Credit Adjustments:
Own Credit Adjustments	66,483	(62,963)	—
Deferred income taxes	(13,657)	14,734	—

Total	52,826	(48,229)	—

Total other comprehensive income	266,668	125,343	(53.0)

Comprehensive income	283,804	186,810	(34.2)
Less: Comprehensive income attributable to noncontrolling interests	820	4,139	404.8

Comprehensive income attributable to NHI shareholders	282,984	182,671	(35.4)

(4) Note with respect to the Assumption as a Going Concern

Not applicable.

(5) Segment Information – Operating Segment

The following table shows business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2022 (A)	September 30, 2023 (B)
Net revenue

Business segment information:
Retail	143,866	190,982	32.7
Investment Management	33,750	71,636	112.3
Wholesale	404,486	394,937	(2.4)

Subtotal	582,102	657,555	13.0
Other	39,548	60,708	53.5

Net revenue	621,650	718,263	15.5

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(4,664)	(1,590)	—

Net revenue	616,986	716,673	16.2

Non-interest expenses

Business segment information:
Retail	133,465	138,990	4.1
Investment Management	39,911	44,794	12.2
Wholesale	359,025	384,572	7.1

Subtotal	532,401	568,356	6.8
Other	41,368	45,272	9.4

Non-interest expenses	573,769	613,628	6.9

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	573,769	613,628	6.9

Income (loss) before income taxes

Business segment information:
Retail	10,401	51,992	399.9
Investment Management	(6,161)	26,842	—
Wholesale	45,461	10,365	(77.2)

Subtotal	49,701	89,199	79.5
Other*	(1,820)	15,436	—

Income (loss) before income taxes	47,881	104,635	118.5

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(4,664)	(1,590)	—

Income (loss) before income taxes	43,217	103,045	138.4

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2022 (A)	September 30, 2023 (B)
Net gain (loss) related to economic hedging transactions	(9,709)	(5,511)	—
Realized gain (loss) on investments in equity securities held for operating purposes	295	8,217	—
Equity in earnings of affiliates	26,107	22,731	(12.9)
Corporate items	(1,475)	3,322	—
Other	(17,038)	(13,323)	—

Total	(1,820)	15,436	—

(6) Significant Changes in Equity

Not applicable. For further details of the changes, please refer below.

Millions of yen
For the six months ended September 30, 2023
Common stock
Balance at beginning of year	594,493

Balance at end of period	594,493

Additional paid-in capital
Balance at beginning of year	707,189
Stock-based compensation awards	(16,333)
Changes in an affiliated company’s interests	(14)

Balance at end of period	690,842

Retained earnings
Balance at beginning of year	1,647,005
Net income attributable to NHI shareholders	58,563
Cash dividends	(24,112)
Loss on sales of treasury stock	(2,433)
Cancellation of treasury stock	(36,105)

Balance at end of period	1,642,918

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	242,767
Net change during the period	171,568

Balance at end of period	414,335

Defined benefit pension plans
Balance at beginning of year	(32,174)
Pension liability adjustment	769

Balance at end of period	(31,405)

Own credit adjustments
Balance at beginning of year	107,861
Own credit adjustments	(48,229)

Balance at end of period	59,632

Balance at end of period	442,562

Common stock held in treasury
Balance at beginning of year	(118,574)
Repurchases of common stock	(20,007)
Sale of common stock	0
Common stock issued to employees	23,101
Cancellation of treasury stock	36,105

Balance at end of period	(79,375)

Total NHI shareholders’ equity

Balance at end of period	3,291,440

Noncontrolling interests
Balance at beginning of year	75,575
Net change during the period	5,233

Balance at end of period	80,808

Total equity

Balance at end of period	3,372,248

3. Supplementary Information

(1) Consolidated Statements of Income – Quarterly Comparatives

	Millions of yen						% Change	Millions of yen
	For the three months ended							For the year ended
	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023(A)	September 30, 2023(B)	(B-A)/(A)	March 31, 2023
Revenue:
Commissions	70,431	68,152	77,502	63,772	82,770	88,922	7.4	279,857
Fees from investment banking	27,285	24,189	33,783	27,951	31,146	38,604	23.9	113,208
Asset management and portfolio service fees	68,250	69,038	67,035	67,361	71,807	76,666	6.8	271,684
Net gain on trading	141,918	160,905	142,132	118,314	115,563	116,613	0.9	563,269
Gain (loss) on private equity and debt investments	(4,535)	5,738	8,050	5,251	6,887	1,123	(83.7)	14,504
Interest and dividends	109,049	196,893	373,283	435,465	549,651	658,458	19.8	1,114,690
Gain (loss) on investments in equity securities	(1,742)	(1,523)	644	1,195	4,777	2,792	(41.6)	(1,426)
Other	(688)	10,460	69,812	51,356	30,752	29,522	(4.0)	130,940

Total revenue	409,968	533,852	772,241	770,665	893,353	1,012,700	13.4	2,486,726
Interest expense	110,940	215,894	378,583	445,732	544,440	644,940	18.5	1,151,149

Net revenue	299,028	317,958	393,658	324,933	348,913	367,760	5.4	1,335,577

Non-interest expenses:
Compensation and benefits	143,061	150,894	156,275	155,557	158,673	167,138	5.3	605,787
Commissions and floor brokerage	28,488	28,183	32,275	30,291	31,365	34,336	9.5	119,237
Information processing and communications	49,732	52,127	54,004	53,674	52,836	53,616	1.5	209,537
Occupancy and related depreciation	16,359	16,643	17,180	16,675	16,601	17,477	5.3	66,857
Business development expenses	4,699	5,353	6,311	6,273	6,144	5,396	(12.2)	22,636
Other	44,956	33,274	44,047	39,772	36,984	33,062	(10.6)	162,049

Total non-interest expenses	287,295	286,474	310,092	302,242	302,603	311,025	2.8	1,186,103

Income before income taxes	11,733	31,484	83,566	22,691	46,310	56,735	22.5	149,474
Income tax expense	11,340	14,741	17,629	14,088	20,428	21,150	3.5	57,798

Net income	393	16,743	65,937	8,603	25,882	35,585	37.5	91,676

Less: Net income (loss) attributable to noncontrolling interests	(1,303)	(28)	(1,007)	1,228	2,551	353	(86.2)	(1,110)

Net income attributable to NHI shareholders	1,696	16,771	66,944	7,375	23,331	35,232	51.0	92,786

	Yen						% Change	Yen
Per share of common stock:
Basic-
Net income attributable to NHI shareholders per share	0.56	5.59	22.30	2.46	7.71	11.61	50.6	30.86

Diluted-
Net income attributable to NHI shareholders per share	0.52	5.41	21.51	2.34	7.40	11.21	51.5	29.74

(2) Business Segment Information – Quarterly Comparatives

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen						% Change	Millions of yen
	For the three months ended							For the year ended
	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023(A)	September 30, 2023(B)	(B-A)/(A)	March 31, 2023
Net revenue

Business segment information:
Retail	71,386	72,480	81,019	75,306	92,050	98,932	7.5	300,191
Investment Management	7,579	26,171	56,965	37,844	26,525	45,111	70.1	128,559
Wholesale	198,987	205,499	189,057	178,837	190,850	204,087	6.9	772,380

Subtotal	277,952	304,150	327,041	291,987	309,425	348,130	12.5	1,201,130
Other	23,925	15,623	87,310	37,860	43,755	16,953	(61.3)	164,718

Net revenue	301,877	319,773	414,351	329,847	353,180	365,083	3.4	1,365,848

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(2,849)	(1,815)	(20,693)	(4,914)	(4,267)	2,677	—	(30,271)

Net revenue	299,028	317,958	393,658	324,933	348,913	367,760	5.4	1,335,577

Non-interest expenses

Business segment information:
Retail	66,470	66,995	67,756	65,474	69,103	69,887	1.1	266,695
Investment Management	19,293	20,618	23,663	21,490	22,898	21,896	(4.4)	85,064
Wholesale	173,715	185,310	190,911	193,075	188,749	195,823	3.7	743,011

Subtotal	259,478	272,923	282,330	280,039	280,750	287,606	2.4	1,094,770
Other	27,817	13,551	27,762	22,203	21,853	23,419	7.2	91,333

Non-interest expenses	287,295	286,474	310,092	302,242	302,603	311,025	2.8	1,186,103

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—	—

Non-interest expenses	287,295	286,474	310,092	302,242	302,603	311,025	2.8	1,186,103

Income (loss) before income taxes

Business segment information:
Retail	4,916	5,485	13,263	9,832	22,947	29,045	26.6	33,496
Investment Management	(11,714)	5,553	33,302	16,354	3,627	23,215	540.1	43,495
Wholesale	25,272	20,189	(1,854)	(14,238)	2,101	8,264	293.3	29,369

Subtotal	18,474	31,227	44,711	11,948	28,675	60,524	111.1	106,360
Other*	(3,892)	2,072	59,548	15,657	21,902	(6,466)	—	73,385

Income (loss) before income taxes	14,582	33,299	104,259	27,605	50,577	54,058	6.9	179,745

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(2,849)	(1,815)	(20,693)	(4,914)	(4,267)	2,677	—	(30,271)

Income (loss) before income taxes	11,733	31,484	83,566	22,691	46,310	56,735	22.5	149,474

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen						% Change	Millions of yen
	For the three months ended							For the year ended
	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023(A)	September 30, 2023(B)	(B-A)/(A)	March 31, 2023
Net gain (loss) related to economic hedging transactions	(9,807)	98	(1,455)	6,318	3,394	(8,905)	—	(4,846)
Realized gain (loss) on investments in equity securities held for operating purposes	240	55	21,895	6,195	8,191	26	(99.7)	28,385
Equity in earnings of affiliates	16,993	9,114	8,893	12,744	13,718	9,013	(34.3)	47,744
Corporate items	(5,988)	4,513	(3,323)	(7,792)	1,942	1,380	(28.9)	(12,590)
Other	(5,330)	(11,708)	33,538	(1,808)	(5,343)	(7,980)	—	14,692

Total	(3,892)	2,072	59,548	15,657	21,902	(6,466)	—	73,385

(3)	Other

Quarterly financial information for Nomura Securities Co., Ltd. can be found at the following URL.

https://www.nomuraholdings.com/company/group/nsc/pdf/2024_2q.pdf